THE ACTIVE NETWORK, INC.

1020 Prospect Street, Suite 250

La Jolla, CA 92037-4178

VIA EDGAR AND FACSIMILE

August 12, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 04-06

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	The Active Network, Inc.
Registration Statement on Form S-1
SEC File No. 333-114702
Request for Withdrawal

Dear Ms. Jacobs:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), The Active Network, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement, filed with the Commission on April 22, 2004 (the “Registration Statement”), be withdrawn effective immediately. As a result of unfavorable market conditions, the Registrant has determined that at this time it will not proceed with the public offering of its common stock as contemplated in the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

If you should have any questions regarding this application, please contact Steven M. Przesmicki of Cooley Godward LLP at (858) 550-6000.

Sincerely,

THE ACTIVE NETWORK, INC.

By:	/S/ DAVID ALBERGA
David Alberga Chief Executive Officer

cc:	Rebekah Toton – Securities and Exchange Commission
Steven M. Przesmicki – Cooley Godward LLP